Exhibit 99.3

WEIBO CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: WB and HKEX: 9898)

Proxy Form for Annual General Meeting (or any adjournment thereof) to be held at 5809-5810, Two International Finance Centre, 8th Finance Street, Central, Hong Kong on
May 27, 2026 at 2:30 p.m. (Hong Kong time)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of Weibo Corporation (the “Board”), a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares and Class B ordinary shares, par value US$0.00025 per share, of the Company (collectively, the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 5809-5810, Two International Finance Centre, 8th Finance Street, Central, Hong Kong, People’s Republic of China on May 27, 2026 at 2:30 p.m. (Hong Kong time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the AGM (the “AGM Notice”).

Only the holders of record of the Ordinary Shares on the Company’s register of members at the close of business on April 27, 2026 (Hong Kong time) (the “Record Date”) are entitled to receive notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to three votes. The quorum of for a general meeting is one or more members (or in the case of a member being a corporation, by its duly authorized representative) together holding (or representing by proxy) at the date of the relevant meeting not less than 10% of all votes attaching to all shares present in person or by proxy, which carry the right to vote at general meetings.

This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about May 5, 2026. A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairperson of the AGM acts as proxy and is entitled to exercise his discretion, he or she is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company, at the address set forth below, a duly signed revocation, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

WEIBO CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: WB and HKEX: 9898)

Proxy Form for Annual General Meeting (or any adjournment thereof) to be held at 5809-5810, Two International Finance Centre, 8th Finance Street, Central, Hong Kong on May 27, 2026 at 2:30 p.m. (Hong Kong time)

I/We, ___________________________________________________________________________________________________________

Please Print Name(s)

of _____________________________________________________________________________________________________________________

Please Print Address(es)

the undersigned, being the registered holder(s) of _____________________ Class A ordinary shares (Note 1), par value US$0.00025 per share, of Weibo Corporation (the “Company”) and _____________________ Class B ordinary shares (Note 1), par value US$0.00025 per share, of the Company, hereby appoint the Chairman of the Annual General Meeting(Note 2) or _____________________________________________________________ of _________________________________________________________________________________________________________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting (the “AGM”) and at any adjournment(s) or postponement(s) thereof, and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

As an ordinary resolution:

THAT Mr. Charles Guowei Chao shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

		☐	☐	☐
2.

As an ordinary resolution:

THAT Mr. Gaofei Wang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

		☐	☐	☐
3.

As an ordinary resolution:

THAT Mr. Pochin Christopher Lu shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

		☐	☐	☐

Dated _________________, 2026                          Signature(s) (Note 4)___________________________________

[1]	Please insert the number of or strike out the class of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion.

[4]	This proxy form must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.